EXHIBIT 99.2

January 27, 2020

Mr. Keith Corbett
Sr. Vice President – Corporate Engineering & Planning
Concho Resources Inc.
One Concho Center
600 West Illinois Avenue
Midland, Texas 79701
Re:    Evaluation Summary – SEC Pricing
Concho Resources Inc. Interests
Various States
Proved Reserves
As of December 31, 2019

Dear Mr. Corbett:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests as of December 31, 2019 for certain oil and gas properties located in Arkansas, New Mexico, Texas, Oklahoma, and Wyoming. We completed our evaluation on January 27, 2020. It is our understanding that the proved reserves estimated in this report constitute approximately 55 percent of all proved reserves owned by Concho Resources Inc.

This report has been prepared for Concho Resources Inc.'s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose. Composite reserve estimates and economic forecasts are summarized below:

			Proved	Proved
		Total	Developed	Developed	Proved
		Proved	Producing	Non-Producing	Undeveloped
Net Reserves
Oil/Condensate	- Mbbl	339,149.6	240,339.0	5,183.0	93,627.8
Gas	- MMcf	1,300,175.9	1,034,666.1	20,523.1	244,986.5
Operating Income (BFIT)	- M$	10,542,161.0	7,872,424.5	182,969.8	2,486,765.0
Discounted at 10%	- M$	6,034,579.0	4,737,218.0	119,089.6	1,178,270.3

In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value, “present worth”, shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

The annual average Henry Hub spot market gas price of $2.577 per MMBtu and the annual average Plains WTI posted oil price of $52.19 per barrel were used. In accordance with the Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for each month of 2019. The oil and gas prices were held constant and were adjusted for gravity, heating value, quality, transportation and marketing.

The adjusted volume-weighted average product prices over the life of the properties are $50.08 per barrel of oil and $1.63 per Mcf of gas.

    Operating costs were based on operating expense records of Concho Resources. For non-operated properties, these costs include the overhead expenses allowed under existing joint operating agreements. Drilling and completion costs were based on estimates provided by Concho Resources and reviewed by Cawley, Gillespie & Associates. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. We used a combination of methods, including production performance analysis, analogy and volumetric analysis, we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Concho Resources. Ownership interests were supplied by Concho Resources and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Cawley, Gillespie & Associates, Inc. is independent with respect to Concho Resources Inc. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,
CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693